Exhibit 1.1

PRESS RELEASE

Magic to Announce Second Quarter 2015 Financial Results on August 11, 2015

Or Yehuda, Israel, July 14, 2015 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that it will report its financial results for the second quarter of 2015 on Tuesday, August 11, 2015.

A conference call will be held on Tuesday, August 11th at 10:00 a.m. Eastern Daylight Time (5:00 p.m. Israel Daylight Time) to discuss the results. Please call the following numbers at least 10 minutes before the scheduled time in order to participate:

•	From North America: +1-888-668-9141

•	From UK: 0-800-917-5108

•	From Israel: 03-918-0609

•	All others: +972-3-918-0609

A recorded playback of the call will be available for at least three months on the company website, www.magicsoftware.com.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Stephanie Myara | PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.